United States securities and exchange commission logo





                              June 15, 2021

       Ben Volkow
       Chief Executive Officer
       Otonomo Technologies Ltd.
       16 Abba Eban Blvd.
       Herzliya Pituach 467256, Israel

                                                        Re: Otonomo
Technologies Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed May 28, 2021
                                                            File No. 333-254186

       Dear Mr. Volkow:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Questions and Answers about the Business Combination and the Special Meeting, page vii

   1. Please add a Q&A that discloses all possible sources and extent of dilution that shareholders who elect
not to redeem their shares may experience in connection with the business combination.
Provide disclosure of the impact of each significant source of dilution, including the
amount of equity held by founders, convertible securities, including warrants retained by
redeeming shareholders, at each of the redemption levels detailed in your sensitivity
analysis, including any needed assumptions.
 Ben Volkow
FirstName  LastNameBen Volkow
Otonomo Technologies Ltd.
Comapany
June       NameOtonomo Technologies Ltd.
     15, 2021
June 15,
Page 2 2021 Page 2
FirstName LastName
How do I exercise my redemption rights?, page ix

2. We note that public shareholders that redeem their shares will retain any SWAG warrants. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks. Also, revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
What happens if the Business Combination is not consummated?, page x

3. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. What interests do the Sponsor and the current officers and directors of SWAG have in the
Business Combination?, page xi

4. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
5. Please ensure that this section highlights all material interests in the transaction held by
         the sponsor and the company   s officers and directors. This could
include fiduciary or
         contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
6. We note SWAG's charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted SWAG's search for an acquisition target.
Summary
Agreements Entered Into in Connection with the Business Combination Agreement, page 3

7. We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to the PIPE investment.
         Disclose if the PIPE investors include SWAG's sponsors, directors, officers or their affiliates.
 Ben Volkow
FirstName  LastNameBen Volkow
Otonomo Technologies Ltd.
Comapany
June       NameOtonomo Technologies Ltd.
     15, 2021
June 15,
Page 3 2021 Page 3
FirstName LastName
Risk Factors
Risks Related to the Business Combination, page 40

8. Please add a risk factor that discusses the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering.
         These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Unaudited Prospective Financial Information of Otonomo, page 70

9. Please clarify why the financial data and information relating to fiscal year 2020 is marked as estimated ("E") or as projected. Indicate whether those estimates are consistent with actual results. Additionally, please confirm whether 2021 is on track to achieve the projections disclosed in these notes.
SWAG   s Management   s Discussion and Analysis of Financial Condition and
Results of
Operations
Contractual Obligations, page 119

10. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Certain Material U.S. Federal Income Tax Considerations, page 165

11. We note that the parties "intend" for the Business Combination to be a reorganization within the meaning of Section 368(a) of the Tax Code. However, the disclosure does not indicate whether the parties expect the Business Combination to be tax-free to U.S.
         holders. Revise to make clear whether the parties expect the Business Combination to be tax-free to U.S. holders. If you are unable to conclude that the Business Combination is likely to be tax-free, revise your risk factor relating to the material tax consequences of the
         Business Combination (page 169) to focus on the uncertainty and the consequences of the
         Business Combination being taxable to U.S. holders. If you are able to conclude that the
         Business Combination is likely to be tax-free to U.S. holders, include a tax opinion supporting such a conclusion. For further guidance, see Staff Legal Bulletin No. 19
         (October 14, 2011) and Item 601(b)(8) of Regulation S-K.
 Ben Volkow
FirstName  LastNameBen Volkow
Otonomo Technologies Ltd.
Comapany
June       NameOtonomo Technologies Ltd.
     15, 2021
June 15,
Page 4 2021 Page 4
FirstName LastName
Security Ownership of Certain Beneficial Owners and Management of Swag, Otonomo and the
Combined Company, page 210

12. In addition to disclosing the beneficial ownership of your sponsor and its affiliates, please also disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities they own, including equity securities that the sponsor has the right to acquire beyond 60 days.
Note 10. Share Based Compensation, page F-21

13. Please disclose the estimated unrecognized compensation expense associated with your equity awards issued subsequent to December 31, 2020, if material, for the periods over which it will be recognized. Refer to ASC 855-10-50-2.
Note 12. Subsequent Events, page F-48

14. Please revise to disclose the date through which subsequent events have been evaluated.
         Refer to ASC 855-10-50-1. A similar concern applies to your disclosure on page F-67.
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at
(202) 551-3815
with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology